FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 8th March 2006.

On 8 March 2006, Royal Dutch Shell plc ("the Company") received notification from Legal & General Group plc ("L&G"), pursuant to Section 198 of the Companies Act 1985 that L&G has an interest in 120,826,435 "A" shares of Euro 0.07 each in the Company being 3.08 per cent of the issued "A" share capital held as follows:

No. of Shares
HSBC Global Custody Nominee (UK) Ltd A/c 914945	1,437,157
HSBC Global Custody Nominee (UK) Ltd A/c 923363	170,047
HSBC Global Custody Nominee (UK) Ltd A/c 775237	55,031
HSBC Global Custody Nominee (UK) Ltd A/c 942229	364,966
HSBC Global Custody Nominee (UK) Ltd A/c 942217	391,000
HSBC Global Custody Nominee (UK) Ltd A/c 942205	350,000
HSBC Global Custody Nominee (UK) Ltd A/c 942175	407,894
HSBC Global Custody Nominee (UK) Ltd A/c 942187	438,791
HSBC Global Custody Nominee (UK) Ltd A/c 775245	10,609,208
HSBC Global Custody Nominee (UK) Ltd A/c 770286	133,394
HSBC Global Custody Nominee (UK) Ltd A/c 357206	88,709,975
HSBC Global Custody Nominee (UK) Ltd A/c 866197	698,196
HSBC Global Custody Nominee (UK) Ltd A/c 904332	891,266
HSBC Global Custody Nominee (UK) Ltd A/c 916681	206,905
HSBC Global Custody Nominee (UK) Ltd A/c 922437	16,865
HSBC Global Custody Nominee (UK) Ltd A/c 970043	7,102,000
HSBC Global Custody Nominee (UK) Ltd A/c 985551	617,430
HSBC Global Custody Nominee (UK) Ltd A/c 754612	827,527
HSBC Global Custody Nominee (UK) Ltd A/c 361602	16,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605	966,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509	5,913,487
HSBC Global Custody Nominee (UK) Ltd A/c 766793	254,000
HSBC Global Custody Nominee (UK) Ltd A/c 824434	39,296
HSBC Global Custody Nominee (UK) Ltd A/c 924422	210,000

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 8 March 2006